Filed Pursuant To Rule 433

Registration No. 333-180974

March 3, 2014

Golden Month for Gold ETFs

Posted on www.etftrends.com

February 28th

by Todd Shriber

The SPDR Gold Shares (NYSEArca: GLD), the world’s largest exchange traded fund backed by physical holdings of the yellow metal, has enjoyed a golden run in February.

Although GLD is trading slightly lower Friday, it is poised to post a February gain of more than 5% while notching its first month of inflows in the past 13. After an unprecedented 12-year bull run, gold prices plunged last year, forcing GLD lower by 28.3%. This year has brought an arguably stunning reversal of fortune for bullion and the ETFs that hold it considering the extreme levels of bearish sentiment that built against gold as 2013 went along.

“This has been a good month and a good start to the year for gold even with the bearish sentiment,” said World Gold Council Managing Director Will Rhind in an interview with ETF Trends.

In just the first two months of 2014, GLD has retraced more than a third of its 2013 losses while investors have shown a willingness to again allocate capital to gold ETFs. For example, GLD has added 10.54 metric tons to its gold holdings in February boosting its total to 803.7 tons, according to World Gold Council data. The ETF has brought in $255 million in new assets this year, according to the WGC.

Robust demand from China is helping. As Rhind points out, the world’s second-largest economy became the largest gold consumer last year and it’s not just the Peoples Bank of China that is spurring demand there.

“It’s not just central bank purchases (lifting demand in China),” said Rhind. “It’s consumer purchases. Because the renminbi is not a fully convertible currency, gold can be a beneficiary as Chinese investors look for other options to save and diversify their wealth.”

Gold may also be benefiting from a decline in Treasury yields this year, cementing the notion that some of last year’s woes for the yellow metal were attributable to Federal Reserve tapering talk. However, rising rates do not necessarily relegate gold to laggard status. As Rhind notes, gold can perform well with real interest rates in the 0% to 4% range.

In fact, “now is exactly the time people should be thinking about a non-correlated portfolio diversifier,” said Rhind.

There could be another catalyst to lift gold as 2014 goes along: India possibly lifting its tariff on gold imports. India’s efforts to ameliorate its current account deficit by hiking tariffs on gold may have a played a part in moving the country down to the second spot in consumer demand last year, but the country’s current account situation has improved a bit in recent months.

“It’s hard to predict Indian politics, but it is an election year there, so there’s a chance the gold tariff could be relaxed,” said Rhind.

2013 Consumer Gold Demand

Countries	Gold Demand (Consumer) Tonnes
Greater China	1120.1
India	974.8
USA	190.3
Turkey	175.2
Thailand	140.1

Source: World Gold Council

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.